51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Item 2   Date of Material Change
March 21, 2022
Item 3   News Release
The news release dated March 21, 2022 was disseminated through Market News and Stockwatch.
Item 4   Summary of Material Change
The Company announced a non-brokered private placement financing (the “Offering”) of up to 8,333,333 units (each, a “Unit”) at a price of $0.18 per Unit for gross proceeds of up to $1,500,000. Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.40 per Share for a period of three years from closing of the Offering. The Offering is anticipated to close in two tranches, the first tranche to be completed quickly and the second tranche to be completed within ninety (90) days, subject to the approval of the TSX Venture Exchange (the “Exchange”). Insiders may participate in the Offering.
Finders’ fees may be payable in connection with the Offering in accordance with the policies of the Exchange.
All securities issued in connection with the Offering will be subject to a statutory hold period expiring four months and one day after closing of the Offering. Completion of the Offering is subject to the approval of the Exchange. Any participation by insiders in the Offering will constitute a related party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but is expected to be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101.
The aggregate gross proceeds from the sale of the Offering will be used for general working capital.
None of the securities sold in connection with the Offering will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 5   Full Description of Material Change.
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which has been filed on SEDAR at www.sedar.com.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:           Lee Buckler, CEO and President
Telephone:       604.248.8693
Item 9   Date of Report
March 21, 2022